November 6, 2024

James Nathanielsz
Chief Executive Officer
Propanc Biopharma, Inc.
302, 6 Butler Street
Camberwell, VIC 3124 Australia

       Re: Propanc Biopharma, Inc.
           Registration Statement on Form S-1
           Filed October 30, 2024
           File No. 333-282886
Dear James Nathanielsz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Chase Chandler, Esq.